

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

Ryan Savitz
Chief Financial Officer
Dianthus Therapeutics, Inc.
7 Times Square
43rd Floor
New York, New York, 10036

> **Re: Dianthus Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 21, 2023**
> **File No. 333-274863**

Dear Ryan Savitz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-3 on Form S-1

General

1. We note the representation in Section 3.4 of the Agreement and Plan of Merger that Dianthus' security holders were required to consent to the merger. We further note that it appears the Form S-1 seeks to register the resale of securities issued and issuable to certain of such security holders as consideration for the merger. Please revise to identify all former affiliates of Dianthus reselling pursuant to the Form S-1 as underwriters and fix a selling price for the duration of their offering. Refer to Securities Act Rule 145(c).

Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns